

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2022

John Lawler
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

      Re: Ford Motor Company
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 4, 2022
          File No. 001-03950

Dear John Lawler:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing